Exhibit 1.10

ANACONDA TO INCREASE OFFER TO MARITIME SHAREHOLDERS TO $0.21 PER SHARE

TORONTO, ON — July 4, 2018 — Anaconda Mining Inc. (“Anaconda” or the “Company”)(TSX:ANX)(OTCQX: ANXGF) announces today that it will increase by approximately 28% the consideration payable under its premium take-over bid (the “Offer”) to acquire all the issued and outstanding common shares (“Maritime Shares”) of Maritime Resources Corp. (TSX-V:MAE) (“Maritime”) from 0.39 to 0.50 of a common share of Anaconda (“Anaconda Share”) for each Maritime Share (the “Offer Consideration”), provided that Maritime does not conclude its proposed dilutive private placement announced on June 22, 2018 (“Private Placement”). Under the improved Offer, Maritime shareholders would own approximately 27% of Anaconda if accepted.

Should the highly dilutive Private Placement be completed, Anaconda will withdraw the Offer.

Maritime shareholders will then incur dilution of over 23%, including warrants, from the proposed Private Placement and once again in the near future, as Maritime’s Management Information Circular clearly indicates that the funds from the Private Placement will last four months. There is also a strong probability the share price of Maritime will decline, and liquidity will decrease significantly.

Anaconda believes the improved Offer Consideration is a fair and full Offer to the Maritime shareholders. The Offer Consideration represents $0.21 per Maritime Share and a premium of approximately 108%, based on the 20-day volume weighted average prices of the Maritime Shares on the TSX Venture Exchange (“TSX-V”) and the Anaconda Shares on the Toronto Stock Exchange (“TSX”) immediately preceding the date Anaconda announced its intention to make an offer to Maritime Shareholders on March 19, 2018. The increased Offer Consideration also represents a premium of approximately 82.5% based on the closing price of the Maritime Shares on the TSX-V and the Anaconda Shares on the TSX on July 3, 2018.

Anaconda is bringing this increased premium Offer directly to Maritime shareholders as Maritime management and board of directors continue to decline any opportunity to engage in constructive dialogue with Anaconda, highlighting their underlying motivation of personal entrenchment, rather than any meaningful consideration of this compelling Offer.  This entrenchment is further evidenced by the proposed below-market, highly dilutive Private Placement, which Anaconda continues to believe is a defensive tactic by Maritime, with the intention of placing discounted Maritime Shares in the hands of a few investors who will support this entrenchment, despite a significantly higher Offer available from which all Maritime shareholders could benefit.

“While Maritime management has not been willing to engage in any constructive dialogue towards a business combination they do appear willing to sell approximately 20% of the company for less than $0.10 per share, while shareholders face the prospect of virtually unlimited dilution for the uncertain possibility of production at an unknown time in the future. Our improved Offer allows Maritime Shareholders to benefit from a compelling purchase premium while avoiding significant unwarranted dilution from the proposed Private Placement. Maritime shareholders will also be able to participate in the building of an emerging Atlantic Canadian gold producer with a significant growth profile and a management team that is invested and has demonstrated the ability to execute on its business plans. The capital markets are rewarding strategic transactions and support for small, single asset gold companies is becoming challenging. Maritime shareholders will benefit from the transactions for reasons beyond the significant premium, and the time to act is now. Anaconda will continue to grow organically and through other strategic initiatives with other counterparties who see the value of accretive combinations.”

~Dustin Angelo, President and CEO, Anaconda Mining Inc.

The date of expiry of the Offer is July 27, 2018. If Maritime shareholders have not yet tendered their shares and wish to do so, they can contact Kingsdale Advisors at 1.855.682.2031 or contactus@kingsdaleadvisors.com for assistance.

Upon receipt of a confirmation from Maritime that it will not be proceeding with a private placement, Anaconda will prepare a notice of change and notice of variation (the “Notice of Change and Variation”), which will reflect the increase to the Offer Consideration. The Notice of Change and Variation and an amended letter of transmittal will be filed on SEDAR (under Maritime’s profile) at www.sedar.com and mailed to registered securityholders of Maritime when ready.

THE OFFER REMAINS OPEN FOR ACCEPTANCE UNTIL 5:00 PM (TORONTO TIME) ON JULY 27, 2018, UNLESS THE OFFER IS ABRIDGED, EXTENDED OR WITHDRAWN.

All dollar amounts in this news release are in Canadian dollars, unless otherwise specified.

NOTICE TO MARITIME SHAREHOLDERS IN THE UNITED STATES

The Offer is made for the securities of a foreign company. The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in, or incorporated by reference into, the Offer to Purchase and Circular of Anaconda to Maritime shareholders filed on SEDAR at www.sedar.com on April 13, 2018, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Anaconda is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Anaconda may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases.

The Offer will not be made in, nor will deposits of securities be accepted from a person in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.

ABOUT ANACONDA MINING INC.

Anaconda is a TSX-listed gold mining, development, and exploration company, focused in the prospective Atlantic Canadian jurisdictions of Newfoundland and Nova Scotia. The Company operates the Point Rousse Project located in the Baie Verte Mining District in Newfoundland, comprised of the Stog’er Tight Mine, the Pine Cove open pit mine, the Argyle Mineral Resource, the fully-permitted Pine Cove Mill and tailings facility, and approximately 5,800 hectares of prospective gold-bearing property. Anaconda is also developing the Goldboro Project in Nova Scotia, a high-grade Mineral Resource, with the potential to leverage existing infrastructure at the Company’s Point Rousse Project.

The Company also has a pipeline of organic growth opportunities, including the Great Northern Project on the Northern Peninsula of Newfoundland and the Tilt Cove Property on the Baie Verte Peninsula, also in Newfoundland.

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, the Offer and the completion of the Offer and related transactions. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Anaconda to be materially different from those expressed or implied by such forward-looking information, including risks associated with the exploration, development and mining such as economic factors as they effect exploration, future commodity prices, changes in foreign exchange and interest rates, actual results of current production, development and exploration activities, government regulation, political or economic developments, environmental risks, permitting timelines, capital expenditures, operating or technical difficulties in connection with development activities, employee relations, the speculative nature of gold exploration and development, including the risks of diminishing quantities of grades of resources, contests over title to properties, and changes in project parameters as plans continue to be refined as well as those risk factors discussed in the Offer to Purchase and Circular and annual information form for the fiscal year ended December 31, 2017, both available on www.sedar.com. Although Anaconda has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Anaconda does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

FOR ADDITIONAL INFORMATION CONTACT:

Anaconda Mining Inc.	Anaconda Mining Inc.
Dustin Angelo	Lynn Hammond
President and CEO	VP Public Relations
(647) 260-1248	(709) 330-1260
dangelo@anacondamining.com	Lhammond@anacondamining.com
www.AnacondaMining.com
Reseau ProMarket Inc.
Dany Cenac Robert
Investor Relations
(514) 722-2276 x456
Dany.Cenac-Robert@ReseauProMarket.com